FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

Hudbay Minerals Inc. ("Hudbay")
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

ITEM 2 Date of Material Change

May 24, 2024

ITEM 3 News Release

A news release relating to the material change referred to herein was issued on May 24, 2024 through Globe Newswire and filed on SEDAR+ and EDGAR under Hudbay's profile at www.sedarplus.ca and www.sec.gov, respectively, on May 24, 2024.

ITEM 4 Summary of Material Change

On May 24, 2024, Hudbay announced that it had closed its previously announced upsized public offering (the "Offering") of common shares of Hudbay ("Common Shares") and the concurrent closing of the exercise in full of the underwriters' over-allotment option to purchase an additional 15% of the Common Shares offered in connection with the Offering. Hudbay issued a total of 42,366,000 Common Shares at a price of US$9.50 for aggregate gross proceeds of US$402,477,000.

ITEM 5 Full Description of Material Change

On May 22, 2024, Hudbay entered into an underwriting agreement (the "Underwriting Agreement") between Hudbay and a syndicate of underwriters led by RBC Capital Markets and BMO Capital Markets, as joint bookrunners, and CIBC Capital Markets, National Bank Financial, Scotiabank and TD Securities as co-lead managers, and including Barclays Capital, Canaccord Genuity, Bank of America Merrill Lynch, Cormark Securities, ING Bank, Haywood Securities, Raymond James, Stifel Nicolaus, Eight Capital, and Paradigm Capital as co-managers (collectively, the "Underwriters").

Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase, on a bought deal basis, 36,840,000 Common Shares at a price of US$9.50 per Common Share (the "Offering Price") for gross proceeds of US$349,980,000. Hudbay also granted the Underwriters an over-allotment option to purchase up to an additional 5,526,000 Common Shares at the Offering Price, which was exercised in full for additional gross proceeds of US$52,497,000 and closed concurrently with the Offering. The Offering was upsized from the offering initially announced on May 21, 2024 for 31,600,000 Common Shares at the Offering Price, plus an over-allotment option.

Hudbay intends to use the net proceeds of the Offering to fund near-term growth initiatives, including acceleration of mine pre-stripping activities and mill optimization initiatives at Copper Mountain, to enhance balance sheet flexibility through debt repayments as part of its "3P" plan for a sanctioning decision on Copper World, to evaluate mill throughput enhancement opportunities at Constancia and New Britannia, and for general corporate purposes, as further described in the Prospectus Supplement (as defined below).

The Offering was completed by way of a prospectus supplement dated May 22, 2024 (the "Prospectus Supplement") to Hudbay's short form base shelf prospectus dated March 28, 2024 (collectively with the Prospectus Supplement, the "Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada and included in its registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission. The Common Shares were offered in all of the provinces and territories of Canada, other than Quebec, and in the United States and, subject to applicable law, in certain jurisdictions outside of Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents.

Further details of the Offering and certain other matters are set out in the Prospectus and the Underwriting Agreement, copies of which are available on SEDAR+ and EDGAR under Hudbay's profile at www.sedarplus.ca and www.sec.gov.

ITEM 5.2 Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7 Omitted Information

None.

ITEM 8 Executive Officer

For further information, please contact:

Candace Brûle
Vice President, Investor Relations
(416) 814-4387
candace.brule@hudbay.com

ITEM 9 Date of Report

May 31, 2024.

Forward-Looking Statements

This material change report contains certain "forward looking statements" and certain "forward looking information" as defined under applicable Canadian and U.S. securities laws. Forward looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements relate to future events or future performance and reflect Hudbay's expectations or beliefs regarding future events. Forward-looking statements include statements with respect to Hudbay's intended use of the net proceeds of the Offering. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Hudbay undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on the information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Additional risks and factors that could affect Hudbay's ability to achieve the expectations set forth in the forward-looking statements contained in this material change report or affect Hudbay's operations or financial results are included in Hudbay's public documents, including in each management's discussion and analysis and Hudbay's most recent annual information form, filed under its SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.